Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

February 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dominic Minore, Senior Counsel

Re:	GSV Capital Corp.

Registration Statement on Form N-2

Filed January 6, 2012

Registration File No. 333-178932

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several Underwriters, hereby join in the request of GSV Capital Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9 a.m. Eastern Time on February 10, 2012, or as soon thereafter as practicable (the “Effective Time”).

Pursuant to Rule 460 of the Act, we wish to advise you that we expect to effect the distribution of the Company’s Preliminary Prospectus dated February 9, 2012 to 4,965 underwriters, institutional investors, dealers and others.

We, the undersigned, as representative of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Acting on behalf of itself and the several underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Thomas C. Mazzucco
	Name:	Thomas C. Mazzucco
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

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